UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Harris Interactive Inc.

(Name of Subject Company)

Prime Acquisition Corp.

a wholly owned subsidiary of

Nielsen Holdings N.V.

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

414549105

(Cusip Number of Class of Securities)

James W. Cuminale

Chief Legal Officer

Nielsen Holdings N.V.

85 Broad Street

New York, New York 10004

(646) 654-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Maripat Alpuche

Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$124,788,134	$16,072.71
*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $2.00, the per share tender offer price, by (b) the sum of (i) 58,300,145, the number of outstanding shares of Harris Interactive common stock (including 1,482,350 restricted shares) plus (ii) 4,023,922, the number of shares of Harris Interactive common stock subject to issuance pursuant to stock options that have a per share exercise price that is less than $2.00 plus (iii) 70,000, the estimated number of shares of Harris Interactive common stock subject to purchase rights under Harris Interactive’s 1999 Employee Stock Purchase Plan and 2007 Employee Stock Purchase Plan. The foregoing share figures have been provided by the issuer to the offerors and are as of November 30, 2013 the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going–private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Prime Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nielsen Holdings N.V. (“Nielsen”), a company formed under the laws of the Netherlands, to purchase all of the outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Preferred Stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase (as defined below)) and attached to such shares of common stock, the “Shares”), of Harris Interactive Inc. (“Harris Interactive”), a Delaware corporation, at a price of $2.00 per Share, as may be adjusted upward or downward as described in this document, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 10, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

The Agreement and Plan of Merger, dated as of November 25, 2013, among Nielsen, Purchaser and Harris Interactive (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, the Tender and Support Agreement, dated November 25, 2013, between Purchaser, Nielsen and Al Angrisani, a copy of which is attached as Exhibit (d)(2) hereto, the Tender and Support Agreement, dated November 25, 2013, between Purchaser, Nielsen and Howard Shecter, a copy of which is attached as Exhibit (d)(3) hereto, the Tender and Support Agreement, dated November 25, 2013, between Purchaser, Nielsen and Steven L. Fingerhood, Technology Opportunity Partners, L.P., ZF Special Opportunities Fund, L.L.C., Technology Opportunity Ventures L.L.C. and SLF Industry, L.P., a copy of which is attached as Exhibit (d)(4) hereto and the Confidentiality Agreement, dated June 28, 2013, between Harris Interactive and The Nielsen Company (US), LLC, a copy of which is attached as Exhibit (d)(5) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Harris Interactive Inc., a Delaware corporation. Harris Interactive’s principal executive offices are located at 60 Corporate Woods, Rochester, New York, 14623. Harris Interactive’s telephone number at such address is (585) 272-8400.

(b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by Nielsen and Purchaser. The information set forth in Section 8 — “Certain Information Concerning Purchaser and Nielsen” in the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Acceptance for Payment and Payment for Shares”

Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

Section 4 — “Withdrawal Rights”

Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 17 — “Adjustments to Prevent Dilution”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(v) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Harris Interactive”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Harris Interactive”

Section 13 — “Certain Effects of the Offer”

Section 17 — “Adjustments to Prevent Dilution”

Subsections (a)(2) (vi) are not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 8 — “Certain Information Concerning Nielsen and Purchaser”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Harris Interactive”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Harris Interactive”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) and (c)(3) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 6 — “Price Range of Shares; Dividends”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Harris Interactive”

Section 13 — “Certain Effects of the Offer”

Section 14 — “Dividends and Distributions”

Subsection (c)(2) is not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interests in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 —“Certain Information Concerning Nielsen and Purchaser” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 18 — “Fees and Expenses”

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

For purposes of subsection (a), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 1 — “Terms of the Offer”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Harris Interactive”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 17 — “Certain Legal Matters; Regulatory Approvals”

Section 19 — “Miscellaneous”

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2013

PRIME ACQUISITION CORP

By:	/s/ James W. Cuminale
Name: James W. Cuminale
Title: President

NIELSEN HOLDINGS N.V.

By:	/s/ James W. Cuminale
Name: James W. Cuminale
Title: Chief Legal Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated December 10, 2013.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Summary Advertisement as published in the Investor’s Business Daily on December 10, 2013.

(a)(5)(i)	Transcript of a webcast regarding announcement of the Merger Agreement (incorporated in the Schedule TO by reference to the Schedule TO-C filed by Nielsen Holdings N.V. on November 25, 2013).

(a)(5)(ii)	Email to employees of Harris Interactive Inc. (incorporated in the Schedule TO by reference to the Schedule TO-C filed by Nielsen Holdings N.V. on November 25, 2013).

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated November 25, 2013, by and among Harris Interactive Inc., Nielsen Holdings N.V. and Prime Acquisition Corp. (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013)

(d)(2)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Al Angrisani (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013)

(d)(3)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Howard Shecter (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013)

(d)(4)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Steven L. Fingerhood, Technology Opportunity Partners, L.P., ZF Special Opportunities Fund, L.L.C., Technology Opportunity Ventures L.L.C. and SLF Industry, L.P. (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013)

(d)(5)	Confidentiality Agreement, dated June 28, 2013, between Harris Interactive Inc. and The Nielsen Company (US), LLC

(g)	Not applicable.

(h)	Not applicable.